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                                                                   Exhibit 4.4.1

                              BIG CITY BAGELS, INC.
                                99 Woodbury Road
                           Hicksville, New York, 11801

                                                              July __, 1997

The Holders of the Class B  Redeemable
  Common Stock Purchase Warrants
  of Big City Bagels, Inc.

                  The terms of the Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants") as originally issued entitle the holder thereof to purchase one share of the common stock, par value $.001 per share ("Common Stock") of the Company upon surrender of two Class B Warrants, together with an exercise price of $8.00 per share until May 6, 2000.

                  Effective July  , 1997 and for a period of sixty days
thereafter until September   , 1997, subject to the discretion of the Company to
extend such period for up to an additional thirty days ("Special Exercise Period"), the Company will reduce the Exercise Price of the Class B Warrants to $2.50 per share and will not require two Class B Warrants to be exercised in tandem to receive one share of Common Stock. Accordingly, if exercised prior to the expiration of the Special Exercise Period, each Class B Warrant will entitle the holder to purchase one share of Common Stock for $2.50 per share. In addition, for each Class B Warrant exercised, the holder thereof will be issued upon expiration of the Special Exercise Period one new Class A Warrant that is identical to the Company's outstanding Class A Redeemable Common Stock Purchase Warrant ("Class A Warrant"). If an aggregate of at least $2,000,000 of gross proceeds are derived from the exercise of the outstanding Class A Warrants during the Special Exercise Period, then the exercise price of the new Class A Warrants will be $2.50 per share until the expiration date of such Warrants, May 6, 2000. If an aggregate of at least $2,000,000 of gross proceeds are not derived from the exercise of the outstanding Class A Warrants during the Special Exercise Period, then the exercise price of the Class A Warrants will be $4.50 per share.

                  After the expiration of the Special Exercise Period, two Class B Warrants, together, will entitle the holder thereof, to purchase one share of Common Stock at the original exercise price of $8.00 per share.

                  Enclosed is a copy of the Company's Prospectus dated July , 1997. Please be advised that the Class B Warrants may only be exercised by the holders who reside in states in which the Company has registered or qualified the shares of Common Stock underlying the Class B Warrants or in which an exemption from such registration and qualification requirements is available. Please contact the Company ((516) 932-5050) to determine whether you reside in a state where exercise is permitted.

                                                     Very truly yours,

                                                     BIG CITY BAGELS, INC.



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